Cameco Corporation
Consolidated Financial Statements
June 30, 2008

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Six Months Ended
	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Financial (in millions)
Revenue	$620	$725	$1,213	$1,135
Earnings from operations	120	256	283	304
Net earnings	150	205	284	263
Adjusted net earnings (i)	142	203	293	270
Cash provided by operations	113	155	259	294
Working capital (end of period)			406	970
Net debt to capitalization			22%	10%

Per common share
Net earnings — Basic	$0.44	$0.58	$0.82	$0.75
— Diluted	0.42	0.55	0.79	0.71
— Diluted, adjusted (i)	0.39	0.54	0.81	0.73
Dividend	0.06	0.05	0.12	0.10

Weighted average number of paid common shares outstanding (in thousands)	344,461	353,691	344,439	353,050

Uranium price information
Average uranium spot price for the period (US$/lb)	$61.33	$125.83	$67.42	$105.42
Average uranium realized price for the period (US$/lb)	47.35	34.69	43.84	30.87
Average uranium realized price for the period (Cdn$/lb)	51.12	40.11	47.64	36.10

Sales volumes
Uranium (in thousands lbs U3O8)	6,348	11,232	13,794	17,507
Fuel services (tU)	3,078	3,773	6,471	6,163
Gold (troy ounces)	160,000	156,000	284,000	283,000
Electricity (TWh)	1.8	2.0	3.4	3.7
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Six Months Ended
Cameco Production	Share	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,240	3,899	6,383	6,591
Rabbit Lake	100.0%	1,513	989	1,513	2,118
Crow Butte	100.0%	131	192	287	381
Smith Ranch Highland	100.0%	289	515	676	1,001

Total		5,173	5,595	8,859	10,091

Fuel services (tU) (ii)	100.0%	1,843	3,954	3,907	9,282

Gold (troy ounces)
Kumtor	100.0%	111,000	83,000	186,000	149,000
Boroo	100.0%	47,000	70,000	93,000	137,000

Total		158,000	153,000	279,000	286,000

(i)	Net earnings for the six month period ended June 30, 2008, have been adjusted to exclude net recoveries of $28 million related to the restructuring of Centerra as well as charges of $21 million related to the mark-to-market of derivatives and $15 million related to stock compensation. Net earnings for the three month period ended June 30, 2008 have been adjusted to exclude net recoveries of $36 million related to the restructuring of Centerra and $3 million related to the mark-to-market of derivatives as well as a charge of $31 million related to stock compensation. Net earnings for the six month period ended June 30, 2007, have been adjusted to exclude a recovery of $8 million related to the mark-to-market of derivatives and a charge of $15 million related to stock compensation. Net earnings for the three month period ended June 30, 2007 have been adjusted to exclude a recovery of $9 million related to the mark-to-market of derivatives as well as a charge of $7 million related to stock compensation. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

(ii)	Includes toll conversion supplied by Springfields Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Revenue from
Products and services	$619,749	$725,421	$1,212,578	$1,134,758

Expenses
Products and services sold (i)	339,600	340,321	644,222	596,201
Depreciation, depletion and reclamation	53,594	75,880	113,982	122,526
Administration	86,017	39,541	93,718	77,330
Exploration	18,714	15,224	31,765	29,731
Research and development	647	1,085	2,902	1,837
Interest and other [note 10]	(2,376)	(9,713)	32,417	(11,106)
Cigar Lake remediation	1,883	7,286	6,733	18,659
Restructuring of gold business [note 16]	1,800	—	6,600	—
Loss (gain) on sale of assets	31	—	(3,077)	(4,893)

	499,910	469,624	929,262	830,285

Earnings from operations	119,839	255,797	283,316	304,473

Equity in loss of associated companies	(1,840)	(1,657)	(3,804)	(2,556)

Earnings before income taxes and minority interest	117,999	254,140	279,512	301,917

Income tax expense (recovery) [note 11]	(39,455)	38,843	(22,699)	23,340
Minority interest	7,105	10,420	18,482	15,196

Net earnings	$150,349	$204,877	$283,729	$263,381

Basic earnings per common share [note 12]	$0.44	$0.58	$0.82	$0.75

Diluted earnings per common share [note 12]	$0.42	$0.55	$0.79	$0.71

(i) Excludes depreciation, depletion and reclamation expenses of:	$51,297	$73,810	$109,581	$118,504
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Jun 30/08	Dec 31/07

Assets
Current assets
Cash and cash equivalents	$120,883	$131,932
Accounts receivable	227,878	347,097
Inventories [note 3]	570,946	437,487
Supplies and prepaid expenses	237,500	210,464
Current portion of long-term receivables, investments and other [note 6]	45,075	164,164

	1,202,282	1,291,144

Property, plant and equipment	3,576,573	3,437,450
Intangible assets and goodwill	256,251	255,484
Long-term receivables, investments and other [note 6]	521,398	387,304

	4,354,222	4,080,238

Total assets	$5,556,504	$5,371,382

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$458,298	$541,283
Short-term debt [note 5,14]	200,811	—
Dividends payable	20,668	17,220
Current portion of long-term debt	9,480	8,816
Current portion of other liabilities [note 7]	40,810	32,492
Future income taxes	66,007	84,653

	796,074	684,464

Long-term debt [note 8]	752,491	717,130
Provision for reclamation	292,204	284,673
Other liabilities [note 7]	172,933	258,511
Future income taxes	149,303	246,936

	2,163,005	2,191,714

Minority interest	482,893	435,807

Shareholders’ equity
Share capital	819,970	819,268
Contributed surplus	119,192	119,531
Retained earnings	2,030,813	1,779,629
Accumulated other comprehensive income (loss)	(59,369)	25,433

	2,910,606	2,743,861

Total liabilities and shareholders’ equity	$5,556,504	$5,371,382

Commitments and contingencies [notes 16,17,18]
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)

	Six Months Ended
	Jun 30/08	Jun 30/07

Share capital
Balance at beginning of period	$819,268	$812,769
Stock option plan	622	27,919
Debenture conversions	80	—

Balance at end of period	$819,970	$840,688

Contributed surplus
Balance at beginning of period	$119,531	$540,173
Stock-based compensation	(339)	9,400
Options exercised	—	(5,855)

Balance at end of period	$119,192	$543,718

Retained earnings
Balance at beginning of period	$1,779,629	$1,428,206
Change in accounting policy — inventory [note 1]	8,789	5,343
Net earnings	283,729	263,381
Dividends on common shares	(41,334)	(35,366)

Balance at end of period	$2,030,813	$1,661,564

Accumulated other comprehensive income (loss)
Balance at beginning of period	$25,433	$(927)
Other comprehensive income	(84,802)	(8,731)

Balance at end of period	$(59,369)	$(9,658)

Total retained earnings and accumulated other comprehensive income	$1,971,444	$1,651,906

Shareholders’ equity at end of period	$2,910,606	$3,036,312

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Net earnings	$150,349	$204,877	$283,729	$263,381
Other comprehensive income (loss), net of taxes [note 11]
Unrealized foreign currency translation gains (losses)	(2,950)	(78,176)	22,707	(87,608)
Gains (losses) on derivatives designated as cash flow hedges	(11,297)	98,041	(44,466)	95,721
Gains on derivatives designated as cash flow hedges transferred to net earnings	(30,019)	(8,980)	(54,640)	(16,844)
Unrealized losses on assets available-for-sale	(2,172)	—	(8,403)	—

Other comprehensive income (loss)	(46,438)	10,885	(84,802)	(8,731)

Total comprehensive income	$103,911	$215,762	$198,927	$254,650

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Operating activities
Net earnings	$150,349	$204,877	$283,729	$263,381
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	53,594	75,880	113,982	122,526
Provision for future taxes [note 11]	(55,655)	(15,496)	(65,709)	(66,546)
Deferred gains	(14,901)	(21,030)	(79,347)	(23,748)
Unrealized losses (gains) on derivatives	(11,049)	(12,164)	18,405	(13,804)
Stock-based compensation [note 13]	(3,957)	2,355	(339)	9,400
Loss (gain) on sale of assets	31	—	(3,077)	(4,893)
Equity in loss of associated companies	1,841	2,193	3,804	3,092
Restructuring of gold business [note 16]	1,800	—	6,600	—
Minority interest	7,105	10,420	18,482	15,196
Other operating items [note 15]	(15,982)	(91,699)	(37,640)	(10,506)

Cash provided by operations	113,176	155,336	258,890	294,098

Investing activities
Additions to property, plant and equipment	(127,500)	(115,822)	(240,199)	(228,142)
Increase in long-term receivables, investments and other	(138,585)	(10,800)	(157,360)	(10,463)
Proceeds on sale of property, plant and equipment	(35)	—	3,073	4,892

Cash used in investing	(266,120)	(126,622)	(394,486)	(233,713)

Financing activities
Decrease in debt	(2,212)	(4,851)	(4,329)	(3,871)
Increase in debt	41,391	—	38,471	6,320
Short-term financing	123,726	10,949	123,726	10,949
Issue of shares	422	6,559	701	21,951
Dividends	(20,666)	(17,671)	(37,886)	(31,763)

Cash provided by (used in) financing	142,661	(5,014)	120,683	3,586

Decrease in cash during the period	(10,283)	23,700	(14,913)	63,971
Exchange rate changes on foreign currency cash balances	(1,076)	(26,922)	3,864	(29,053)
Cash and cash equivalents at beginning of period	132,242	372,229	131,932	334,089

Cash and cash equivalents at end of period	$120,883	$369,007	$120,883	$369,007

Cash and cash equivalents comprised of:
Cash			$67,396	$96,957
Short-term investments			53,487	272,050

			$120,883	$369,007

Supplemental cash flow disclosure
Interest paid	$10,714	$11,274	$22,883	$23,854
Income taxes paid	$19,470	$31,973	$101,260	$108,302

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described below. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2007 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Capital Disclosures

On January 1, 2008, Cameco adopted the standard issued by the Canadian Institute of Chartered Accountants (CICA) relating to capital disclosures. The standard requires disclosure of Cameco’s objectives, policies and processes for managing capital, quantitative data about what Cameco regards as capital and whether Cameco has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets and by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital remained unchanged in 2008 from the prior comparative period.

Cameco’s management considers its capital structure to consist of long-term debt, short-term debt (net of cash and cash equivalents), minority interest and shareholders’ equity.

The capital structure at June 30, 2008 was as follows:

(thousands)	Jun 30/08

Long-term debt	$761,971
Short-term debt	200,811
Cash and cash equivalents	(120,883)

Net debt	841,899

Minority interest	482,893
Shareholders’ equity	2,910,606

Total equity	3,393,499

Total capital	$4,235,398

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of June 30, 2008, Cameco met these requirements and does not expect its activities in 2008 to be constrained by them.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Financial Instruments — Disclosure and Presentation

On January 1, 2008, Cameco adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures and 3863 Financial Instruments — Presentation. These sections replaced Handbook Section 3861 — Financial Instruments — Disclosures and Presentation and they enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of these new standards.

Risk Management Overview

Cameco is exposed in varying degrees to a variety of financial instrument related risks. Management and the Board of Directors, both separately and together, discuss the principal risks of our businesses. The Board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective is to protect and minimize volatility in cash flow and distributions therefrom.

The types of risk exposure and the way in which such exposure is managed are as follows:

Market Risk

Cameco engages in various business activities which expose the company to market risk from changes in commodity prices and foreign currency exchange rates. As part of its overall risk management strategy, Cameco uses derivatives to manage exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.
(i)	Commodity Price Risk

As a significant producer and supplier of uranium, nuclear fuel processing, gold and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility. To mitigate risks associated with fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges.

Cameco’s sales contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. At June 30, 2008, commodity price risk had no significant impact on the financial statements.

(ii)	Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business.

Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. At June 30, 2008, the effect of a $0.01 increase in the US to Canadian dollar exchange rate on our portfolio of currency hedges and other USD denominated exposures would be a decrease of $1.3 million in net earnings and a decrease of $6.0 million in other comprehensive income.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(iii)	Counterparty Credit Risk

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance.

Cameco manages this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Cameco’s maximum counterparty credit exposure at the balance sheet date consists primarily of the carrying amount of financial assets. At June 30, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

(iv)	Liquidity Risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the company’s holdings of cash and cash equivalents. The company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The tables below outline the maturity dates for Cameco’s non-derivative financial liabilities including principal and interest as at June 30, 2008:
Contractual Repayments of Financial Liabilities

		Due in less	Due in	Due in	Due after
(millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Long-term debt	$601	—	—	$71	$530
BPLP lease	185	9	23	30	123
Short-term debt	201	201	—	—	—

Total contractual repayments	$987	$210	$23	$101	$653

Interest Payments on Financial Liabilities

		Due in less	Due in	Due in	Due after
(millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Interest on long-term debt	$110	$19	$32	$28	$31
Interest on BPLP lease	88	14	25	21	28
Interest on short-term debt	6	6	—	—	—

Total interest payments	$204	$39	$57	$49	$59

(c)	Inventories

On January 1, 2008, Cameco adopted the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. Upon adoption of the standard, the company assigned a value of $20,400,000 (US) to previously unvalued gold ore stockpiles at Centerra, its 53% owned subsidiary. This amount, with accompanying adjustments to income taxes and minority interest, has been recognized as at January 1, 2008 with a corresponding adjustment of $8,789,000 (Cdn) to retained earnings. Prior periods have not been restated.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
2.	Future Changes in Accounting Policy
(a)	International Financial Reporting Standards (IFRS)
The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, differences in accounting policies will have to be addressed. Cameco is currently assessing the impact of this announcement on its financial statements.
(b)	Goodwill and Intangible Assets
Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 3064, Goodwill and intangible assets, which replaces Handbook Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with IFRS and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. Cameco is assessing the impact of the new standard on its consolidated financial statements.
(c)	Hedge Accounting
Effective August 1, 2008, Cameco has voluntarily de-designated its foreign currency forward sales contracts as hedges of anticipated cash inflows. Accordingly, all future changes in the fair value of these contracts will be recorded in earnings rather than in other comprehensive income. Mark-to-market gains and losses arising prior to August 1, 2008 will be recognized in net earnings at the time when the previously hedged transactions are anticipated to occur.
3.	Inventories

	As At
(thousands)	Jun 30/08	Dec 31/07

Uranium
Concentrate	$370,114	$291,071
Broken ore	20,981	8,313

	391,095	299,384

Fuel Services	100,008	93,788

Gold
Finished	9,998	10,986
Stockpile	69,845	33,329

	79,843	44,315

Total	$570,946	$437,487

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
4.	Derivatives
The following tables summarize the fair value of derivatives and classification on balance sheet:
As at June 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,110	$1,619	$8,729
Foreign currency contracts	(6,198)	—	(6,198)
Cash flow hedges:
Foreign currency contracts	22,674	—	22,674
Energy and sales contracts	—	2,912	2,912

Net	$23,586	$4,531	$28,117

Classification:
Current portion of long-term receivables, investments and other [note 6]	$36,313	$8,435	$44,748
Long-term receivables, investments and other [note 6]	9,448	20,417	29,865
Current portion of other liabilities [note 7]	(15,865)	(17,786)	(33,651)
Other liabilities [note 7]	(6,310)	(6,535)	(12,845)

Net	$23,586	$4,531	$28,117

As at December 31, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,318	$7,185	$14,503
Foreign currency contracts	14,834	—	14,834
Cash flow hedges:
Foreign currency contracts	124,870	—	124,870
Energy and sales contracts	—	67,546	67,546

Net	$147,022	$74,731	$221,753

Classification:
Current portion of long-term receivables, investments and other [note 6]	$125,101	$35,839	$160,940
Long-term receivables, investments and other [note 6]	43,540	39,949	83,489
Current portion of other liabilities [note 7]	(17,213)	(448)	(17,661)
Other liabilities [note 7]	(4,406)	(609)	(5,015)

Net	$147,022	$74,731	$221,753

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The following tables summarize different components of the (gains) and losses on derivatives:

For the three months ended June 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$200	$—	$200
Foreign currency contracts	(8,021)	—	(8,021)
Energy and sales contracts	—	2,941	2,941
Cash flow hedges:
Energy and sales contracts	—	(70)	(70)
Ongoing hedge inefficiency	510	—	510

Net	$(7,311)	$2,871	$(4,440)

For the three months ended June 30, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(3,371)	$—	$(3,371)
Foreign currency contracts	1,975	—	1,975
Energy and sales contracts	—	(2,372)	(2,372)
Cash flow hedges:
Energy and sales contracts	—	(2,401)	(2,401)
Ongoing hedge inefficiency	(5,545)	—	(5,545)

Net	$(6,941)	$(4,773)	$(11,714)

For the six months ended June 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$258	$—	$258
Foreign currency contracts	20,453	—	20,453
Energy and sales contracts	—	5,566	5,566
Cash flow hedges:
Energy and sales contracts	—	265	265
Ongoing hedge inefficiency	2,677	—	2,677

Net	$23,388	$5,831	$29,219

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the six months ended June 30, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(4,080)	$—	$(4,080)
Foreign currency contracts	5,255	—	5,255
Energy and sales contracts	—	(3,160)	(3,160)
Cash flow hedges:
Energy and sales contracts	—	(2,401)	(2,401)
Ongoing hedge inefficiency	(6,190)	—	(6,190)

Net	$(5,015)	$(5,561)	$(10,576)

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $53,600,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next 12 months, based on current prices, Cameco expects an estimated $9,650,000 of pre-tax losses from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.
5.	Short-Term Debt

In 2008, Cameco arranged for a $470,000,000, 364 day unsecured revolving credit facility, extendable for up to two additional 364 day terms upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. Borrowings under the facility bear interest at LIBOR plus a margin. At June 30, 2008, there was $126,000,000 outstanding under this credit facility.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
6.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Jun 30/08	Dec 31/07

BPLP
Capital lease receivable from Bruce A L.P.	$97,202	$97,328
Derivatives [note 4]	28,852	75,788
Receivable from Ontario Power Generation	—	2,907
Accrued pension benefit asset	7,462	5,864
Kumtor Gold Company
Reclamation trust fund	5,498	4,795
Equity accounted investments
Global Laser Enrichment LLC [note 14]	201,311	—
UNOR Inc. (market value $4,081)	8,360	7,790
UEX Corporation (market value $174,232)	9,854	14,153
Huron Wind (privately held)	4,407	2,174
Minergia S.A.C. (privately held)	607	683
Available-for-sale securities
Western Uranium Corporation	8,659	13,351
Cue Capital Corp.	1,900	6,751
Derivatives [note 4]	45,761	168,641
Deferred charges
Cost of sales [note 8]	—	54,943
Advances receivable	94,286	57,739
Accrued pension benefit asset	6,096	5,874
Other	46,218	32,687

	566,473	551,468
Less current portion	(45,075)	(164,164)

Net	$521,398	$387,304

7.	Other Liabilities

	As At
(thousands)	Jun 30/08	Dec 31/07

Deferred sales [note 8]	$14,825	$113,461
Derivatives [note 4]	22,175	21,619
Accrued post-retirement benefit liability	13,265	13,143
Zircatec acquisition holdback	2,000	10,000
BPLP
Accrued post-retirement benefit liability	113,463	104,046
Derivatives [note 4]	24,321	1,057
Other	23,694	27,677

	213,743	291,003
Less current portion	(40,810)	(32,492)

Net	$172,933	$258,511

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
8.	Long-Term Debt

The fair value of the outstanding convertible debentures, based on the quoted market price of the debentures at June 30, 2008, was approximately $835,860,000.

On August 14, 2008, Cameco gave notice of its intention to redeem all of the outstanding 5% convertible subordinated debentures due October 1, 2013. The debentures will be redeemed on October 1, 2008 at the redemption price equal to the outstanding principal amount of the debentures plus accrued and unpaid interest thereon up to the redemption date.

Cameco will pay the principal amount of the debentures in common shares by issuing a total number of common shares equal to such principal amount divided by 95% of the current market price of the common shares on the redemption date. Accrued and unpaid interest will be paid in cash. The total amount of debentures outstanding as of the date of this decision was approximately $229 million.

Holders of debentures have the right to convert their debentures into common shares until the close of business on September 30, 2008. The outstanding debentures may be converted into a total of approximately 21.2 million common shares at a conversion price of $10.83 per share.

During the year, Cameco terminated its remaining product loan arrangement and recognized previously deferred revenues and costs in its earnings for the first quarter of 2008. (notes 6 and 7).

On April 1, 2008, Cameco arranged for a standby product loan facility with one of its customers. The arrangement allows Cameco to borrow up to 2,400,000 pounds U3O8 equivalent over the period 2008 to 2011 with repayment during 2012 to 2014. Under the loan facility, standby fees of 2% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 5%. Any borrowings are payable in kind.

9.	Share Capital
(a)	At June 30, 2008, there were 344,474,342 common shares outstanding.

(b)	Options in respect of 7,288,255 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended June 30, 2008, 27,540 options were exercised resulting in the issuance of shares (2007 — 482,492). For the six months ended June 30, 2008, 68,260 options were exercised resulting in the issuance of shares (2007 — 1,619,776).

(c)	On September 6, 2007, Cameco announced an open market share repurchase program for cancellation of up to 17,700,000 of its common shares, representing 5% of its common shares then outstanding. This repurchase program is authorized to be in effect until September 10, 2008. As at June 30, 2008, 9,575,300 shares had been repurchased under this program at a cost of $429,327,000 at an average share price of $44.84. During the first six months of 2008, no additional shares were repurchased.
10.	Interest and Other

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Interest on long-term debt	$10,738	$10,720	$21,680	$21,182
Other interest and financing charges	1,329	2,895	3,660	5,728
Interest income	(3,963)	(8,099)	(8,830)	(16,592)
Foreign exchange losses	1,606	4,095	2,721	4,333
Losses (gains) on derivatives [note 4]	(4,440)	(11,714)	29,219	(10,576)
Capitalized interest	(7,646)	(7,610)	(16,033)	(15,181)

Net	$(2,376)	$(9,713)	$32,417	$(11,106)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Income Tax Expense (Recovery)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Earnings (loss) before income taxes and minority interest
Canada	$(69,695)	$53,549	$(117,541)	$(60,779)
Foreign	187,694	200,591	397,053	362,696

	$117,999	$254,140	$279,512	$301,917

Current income taxes
Canada	$3,939	$32,593	$10,675	$50,705
Foreign	12,262	21,746	32,335	39,181

	$16,200	$54,339	$43,010	$89,886

Future income taxes
Canada	$(57,656)	$(10,417)	$(70,199)	$(59,045)
Foreign	2,001	(5,079)	4,490	(7,501)

	$(55,655)	$(15,496)	$(65,709)	$(66,546)

Income tax expense (recovery)	$(39,455)	$38,843	$(22,699)	$23,340

During 2008, Cameco recognized a recovery of $34,524,000 in future income taxes related to the proposed restructuring of Centerra (recovery of $38,157,000 during the second quarter of 2008). For income tax purposes, the shares proposed to be transferred in the restructuring are deemed to be disposed of at their market value. The resulting tax expense on the deemed capital gain fluctuates with changes in the share price of Centerra.

Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Gains (losses) on derivatives designated as cash flow hedges	$(5,940)	$46,655	$(30,401)	$45,562
Gains on derivatives designated as cash flow hedges transferred to net earnings	(12,028)	(4,057)	(21,916)	(7,604)
Unrealized losses on assets available-for-sale	(339)	—	(1,153)	—

Total income tax expense (recovery) included in OCI	$(18,307)	$42,598	$(53,470)	$37,958

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
12.	Per Share Amounts

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Basic earnings per share computation
Net earnings	$150,349	$204,877	$283,729	$263,381
Weighted average common shares outstanding	344,461	353,691	344,439	353,050

Basic earnings per common share	$0.44	$0.58	$0.82	$0.75

Diluted earnings per share computation
Net earnings	$150,349	$204,877	$283,729	$263,381
Dilutive effect of:
Convertible debentures	2,558	2,399	5,115	4,797

Net earnings, assuming dilution	$152,907	$207,276	$288,844	$268,178

Weighted average common shares outstanding	344,461	353,691	344,439	353,050
Dilutive effect of:
Convertible debentures	21,201	21,209	21,201	21,209
Stock options	2,238	3,694	2,153	3,697

Weighted average common shares outstanding, assuming dilution	367,900	378,594	367,793	377,956

Diluted earnings per common share	$0.42	$0.55	$0.79	$0.71

For 2008, excluded from the calculation were 901,950 options whose exercise price was greater than the average market price. For 2007, there were no options whose exercise price was greater than the average market price.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
13.	Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,079,339 shares have been issued.

On July 27, 2007, Cameco’s board of directors approved an amendment to the stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. The fair value of the options granted prior to July 27, 2007 was determined using the Black-Scholes option-pricing model.

For the quarter ended June 30, 2008, the amount recorded for stock compensation under this stock option plan was a net expense of $39,713,000 (2007 expense — $2,355,000). For the six months ended June 30, 2008, the amount recorded was a net expense of $20,115,000 (2007 expense — $9,400,000). In 2008, 176,916 options were settled in cash at a total cost of $5,071,000. The expense recorded in the first half of 2007 was based on the fair value of the options, detemined using the Black-Scholes option-pricing model.

14.	Acquisition of Interest in GE-Hitachi Global Laser Enrichment LLC

Effective June 19, 2008, Cameco, through a wholly owned subsidiary acquired a 24.0% interest in GLE at an initial cost of $123,800,000 (US). In addition, a promissory note in the amount of $73,300,000 (US) was issued in support of future development of the business. The remainder of GLE is owned indirectly by General Electric Company (51%) and Hitachi Ltd. (25%). GLE is in the process of developing uranium enrichment technology. The promissory note is payable on demand and bears interest at market rates. The purchase price was financed with cash and debt. The equity method is being used to account for this investment.

The purchase price of Cameco’s 24.0% investment has been allocated as follows:

(thousands)

Net book value of net assets acquired	$88,220
Excess of fair value over book value of assets acquired	112,641

Net assets acquired	$200,861

Financed by:
Cash	$126,152
Promissory note	74,709

$200,861

The amount allocated to the investment in GLE includes an excess purchase price of approximately $112,641,000 over Cameco’s incremental share of the book value of the underlying net assets related to the intellectual property of the business. This amount will be amortized to income over the estimated useful lives of the assets acquired. The allocation of the purchase price is still to be finalized.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
15.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/08	Jun 30/07	Jun 30/08	Jun 30/07

Inventories	$(4,849)	$6,066	$(88,011)	$(45,507)
Accounts receivable	(26,900)	(124,089)	117,705	99,435
Accounts payable and accrued liabilities	48,493	34,501	(77,516)	(50,787)
Other	(32,726)	(8,177)	10,182	(13,647)

Total	$(15,982)	$(91,699)	$(37,640)	$(10,506)

16.	Restructuring of the Gold Business

During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agreed to support Centerra’s continuing long-term development of the Kumtor project and to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government would have received 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15,000,000 shares would have been received immediately with 17,305,238 shares held in escrow to be released within four years subject to a number of conditions, including the approval by the Parliament of the Kyrgyz Republic.

These agreements were originally to expire on October 31, 2007, but the parties subsequently agreed to extend the deadline for closing the transactions to June 1, 2008. This deadline has now passed and the agreements have expired. However, the conditions that gave rise to these agreements still exist and Cameco believes the number of Centerra shares that would have been transferred to the Kyrgyz Government is indicative of the ultimate cost to remedy those conditions.

During the six month period ended June 30, 2008, Cameco increased its estimated pre-tax loss on the transactions by $6,600,000, as a result of the increase in the carrying value in its investment in Centerra since December 31, 2007.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
17.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. The parties have agreed on a sole arbitrator and are setting a schedule for the arbitration hearing.

In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against BPLP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(b)	Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At June 30, 2008, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $38,300,000. Cameco’s actual exposure under these guarantees was $2,400,000 at June 30, 2008.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
The fair value of these guarantees is nominal.
18.	Port Hope Conversion Facility

On July 13, 2007, Cameco discovered uranium and other production-associated chemicals in the soil beneath its Port Hope uranium hexafluoride (UF6) conversion plant. As a result, production of UF6 has been suspended until Cameco is able to contain the contamination. Current estimates of the corrective measures remain unchanged at approximately $15,000,000 to $20,000,000. No further expense was recognized during the six month period ended June 30, 2008. During 2008, $11,300,000 of remediation costs were incurred and reduced the provision of $15,000,000 previously recognized in 2007.

19.	Acquisition of Interest in Kintyre

Effective July 9, 2008, Cameco and Mitsubishi Development Pty Ltd. signed an Asset Sale and Purchase Agreement with Canning Resources Pty Limited and Rio Tinto Limited to acquire their interest in the Kintyre uranium exploration project (Kintyre project) in the East Pilbara region of Western Australia for total proceeds of $495,000,000 (US).

Upon closing, Cameco will have acquired a 70% interest in the Kintyre project for net proceeds of $346,500,000 (US). Cameco will operate the project and is funding its share of the purchase price through existing credit facilities. The transaction closed on August 11, 2008.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
20.	Segmented Information
          For the three months ended June 30, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$328,998	$54,445	$101,183	$142,993	$(7,870)	$619,749

Expenses
Products and services sold	127,080	54,112	70,835	92,416	(4,843)	339,600
Depreciation, depletion and reclamation	18,783	6,020	11,227	17,854	(290)	53,594
Exploration	13,549	—	—	5,165	—	18,714
Other expense	1,886	—	—	—	—	1,886
Cigar Lake remediation	1,883	—	—	—	—	1,883
Restructuring costs [note 16]	—	—	—	1,800	—	1,800
Gain on sale of assets	31	—	—	—	—	31
Non-segmented expenses						84,242

Earnings (loss) before income taxes and minority interest	165,786	(5,687)	19,121	25,758	(2,737)	117,999
Income tax recovery [note 11]						(39,455)
Minority interest						7,105

Net earnings						$150,349

          For the three months ended June 30, 2007

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$457,861	$64,268	$97,668	$117,298	$(11,674)	$725,421

Expenses
Products and services sold	179,568	53,126	56,899	62,539	(11,811)	340,321
Depreciation, depletion and reclamation	44,536	5,414	11,393	14,537	—	75,880
Exploration	10,454	—	—	4,770	—	15,224
Other expense	2,178	—	—	—	—	2,178
Cigar Lake remediation	7,286	—	—	—	—	7,286
Non-segmented expenses						30,392

Earnings before income taxes and minority interest	213,839	5,728	29,376	35,452	137	254,140
Income tax expense [note 11]						38,843
Minority interest						10,420

Net earnings						$204,877

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
          For the six months ended June 30, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$666,500	$113,576	$191,370	$256,169	$(15,037)	$1,212,578
Expenses
Products and services sold	263,715	103,935	137,498	150,439	(11,365)	644,222
Depreciation, depletion and reclamation	50,537	12,363	22,296	29,076	(290)	113,982
Exploration	21,643	—	—	10,122	—	31,765
Other expense	4,237	—	—	—	—	4,237
Cigar Lake remediation	6,733	—	—	—	—	6,733
Restructuring costs [note 16]	—	—	—	6,600	—	6,600
Loss (gain) on sale of assets	(3,077)	—	—	—	—	(3,077)
Non-segmented expenses						128,604

Earnings (loss) before income taxes and minority interest	322,712	(2,722)	31,576	59,932	(3,382)	279,512
Income tax recovery [note 11]						(22,699)
Minority interest						18,482

Net earnings						$283,729

     For the six months ended June 30, 2007

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$641,013	$108,218	$189,364	$213,411	$(17,248)	$1,134,758
Expenses
Products and services sold	282,608	85,190	123,215	122,706	(17,518)	596,201
Depreciation, depletion and reclamation	64,991	8,299	22,455	26,781	—	122,526
Exploration	18,747	—	—	10,984	—	29,731
Other expense	3,106	—	—	—	—	3,106
Cigar Lake remediation	18,659	—	—	—	—	18,659
Gain on sale of assets	(4,893)	—	—	—	—	(4,893)
Non-segmented expenses						67,511

Earnings before income taxes and minority interest	257,795	14,729	43,694	52,940	270	301,917
Income tax expense [note 11]						23,340
Minority interest						15,196

Net earnings						$263,381

21.	Subsequent Events

Material transactions occurring subsequent to June 30, 2008, are described in Notes 2(c), 8 and 19.